SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of April 2015

Homex Development Corp.
(Translation of Registrant's Name Into English)

Boulevard Alfonso Zaragoza Maytorena 2204.
Bonanza 80020. Culiacán, Sinaloa, México.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F _______

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _______ No_______

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-)

Homex Receives Initial Disbursements from Banco Santander and Adamantine to Continue Re-Start of Housing Projects

Culiacán, Sinaloa, April 29, 2015 – Desarrolladora Homex, S.A.B. de C.V. (“Homex” or the Company”) today announced that it has received the initial disbursements from four previously approved credit facilities from Banco Santander (Grupo Financiero Santander México, S.A.B. de C.V.) and one previously approved credit facility from Lagatus, S.A. de C.V., (“Lagatus”) an affiliate of Proyectos Adamantine, S.A. de C.V., SOFOM, E.N.R.

Through these initial disbursements, the Company will reactivate a housing portfolio composed of four housing projects in the cities of Morelia, Puebla, La Paz and León, to be financed by Banco Santander, and up to nineteen housing projects across the country to be financed by Lagatus.

“This is an important step for the Company as we are reactivating our operations even prior to emerging from Concurso Mercantil. The disbursements demonstrate the confidence and trust of two recognized financial institutions. We feel confident that this is one of the first steps to achieve a successful financial reorganization. At the same time, we continue working very closely with our creditors on the emergence from Concurso Mercantil,” commented Carlos Moctezuma, Homex’s Chief Financial Officer.

About Homex

Desarrolladora Homex, S.A.B. de C.V. is a vertically integrated home-development company focused on affordable entry-level and middle-income housing in Mexico.

Desarrolladora Homex, S.A.B. de C.V. quarterly reports and all other written materials may from time to time contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Forward-looking statements involve inherent risks and uncertainties.  We caution investors that a number of important factors can cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements.  These factors include economic and political conditions and government policies in Mexico or elsewhere, including changes in housing and mortgage policies, inflation rates, exchange rates, regulatory developments, customer demand and competition.  For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: April 29, 2015	Homex Development Corp. By: /s/ Carlos Moctezuma Name: Carlos Moctezuma Title: Chief Financial Officer